Notice to The Oslo Stock Exchange

 **ORKLA**

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



02055708

Reference:
Rune Helland, VP Investor Relations, Tel. +47 22 54 44 11
Erik Thuestad, AVP Investor Relations, Tel. +47 22 54 44 25

Date: 22.10.2002

ORK – Trade subject to notification

Orkla's Financial Investments area has on 21 October 2002 bought 16,450 shares in Elkem
ASA at a price of NOK 179.50 per share. After this transaction Orkla including subsidiaries
owns 18,574,322 Elkem shares, representing 37.7% of the share capital.